FORM U-3A-2

               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.
         Statement by Holding Company Claiming Exemption
                        Under Rule U-3A-2
    from the Provisions of the Public Utility Holding Company
                           Act of 1935
              To be filed Annually Prior to March 1

            SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

          1. Southern Indiana Gas and Electric Company ("SIGECO") is a combination gas and electric utility and wholly-owned subsidiary of SIGCORP, Inc. ( SIGCORP ), an investor owned holding company. SIGCORP was formed in 1995 under the laws of the State of Indiana by SIGECO. On January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

          SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO has interests in the following gas utilities and since January 1, 1996 has no other subsidiaries:

          A.  On December 22, 1986, SIGECO acquired approximately
33% of the outstanding common stock of Community Natural Gas
Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

          B. On June 30, 1994, SIGECO acquired Lincoln Natural Gas Company, Inc. ("LNG"), an Indiana corporation, which was a small gas distribution company in the Rockport, Indiana area.
LNG's service territory was contiguous to SIGECO's eastern gas service territory boundary and was within its existing electric service territory. On January 1, 1995, LNG was merged into SIGECO.

          2. The principal generating facilities of SIGECO include the Culley Station with 386,000 kW of capacity and Warrick
Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown
Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,021,000 kW.

          SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vandenburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

          SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is generating adequate power during times of peak demand.
However, it will also assist in maintaining voltage support on the west end of the system, and it can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

          SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vandenburgh County, Indiana.

          SIGECO's transmission system consists of 797 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,860,653 kilovolt amperes. The electric distribution system includes 3,176 pole miles of lower voltage overhead lines and 194 trench miles of conduit containing 1,110 miles of underground distribution cables. The distribution system also includes 87 distribution substations with an installed capacity of 1,602,297 kilovolt amperes and 46,140 distribution transformers with an installed capacity of 1,844,458 kilovolt amperes.

          SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver
Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

          SIGECO's gas transmission system includes 335 miles of transmission mains, and the gas distribution system includes
2,348 miles of distribution mains.

          The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

          Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,313 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 444 miles of distribution mains. Community has no underground gas storage facilities.

          3. For the year ended December 31, 1996, SIGECO's retail and wholesale electric sales totaled 6,084,520,077 kWh, while its retail and transported gas sales totaled 31,064,696 Dth.
SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 257,771,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no gas wholesale sales outside of Indiana, or at the state line. During 1996, SIGECO purchased 260,731,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 19965, SIGECO's retail gas sales totaled 19,263,320 Dth and 11,801,376 Dth of gas was transported for end users for a total gas sold and transported of 31,064,696 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. In 1996, SIGECO purchased for its system supply 19,375,378 Dth of natural gas, 100% of its requirements, from 27 spot market gas suppliers.

          For the year ended December 31, 1996, Community's retail gas sales totaled 995,247 Dth, and 17,961 Dth of gas was transported for end users for a total gas sold and transported of 1,013,208 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no gas wholesale sales. In 1996, Community received for its system supply 996,223 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

          4. SIGCORP does not hold any interest in an exempt wholesale generator or foreign utility company.

          Exhibit A: Consolidated statement of income and surplus of SIGECO for the year ended December 31, 1996, together with a consolidating balance sheet of SIGECO as of the close of such calendar year.

          Exhibit B:  Financial data schedule.

          The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.

                    SOUTHERN INDIANA GAS AND ELECTRIC COMPANY


                  By:  T. L. Burke
                  T. L. Burke
                  Treasurer

ATTEST:

L. K. Tiemann
L. K. Tiemann
Assistant Secretary

The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

          T. L. Burke
          Treasurer
          Southern Indiana Gas and Electric Company
          20 N.W. Fourth Street
          Evansville, Indiana  47741-0001



Southern Indiana Gas and Electric Company
Consolidating Trial Balance
For Twelve Months Ending December 31, 1996
(in thousands)
                   SIGECO
ASSETS
Utility Plant at cost:

 Electric                          1,047,717
 Gas                               131,796
Accumulated Depreciation           (524,104)
CWIP                               25,849
Investment in Subsidiaries         -
Investments in leveraged leases    -
Investments inpartnerships         -
Funds held by Trustee              3,830
Nonutility property & other        1,552
Cash and cash equivalents          3,127
Cash - Restricted                  -
Temporary investments              -
Receivables, net                   69,230
Notes receivable from assoc. co.   -
Inventories                        31,190
Coal contract settlement           -
Other current assets               15,304
Unamortized prem. on reacq. debt   5,663
Post-retire. ben. oblig. other
 than pensions                     5,824
Demand side management program     -
Other deferred charges             35,348
                                    852,326


SHAREHOLDERS' EQUITY AND LIABILITIES
Common Stock                       (78,258)
Additional paid-in capital                -
Retained Earnings                  (213,688)
Unrealized loss on debt and
 equity sec.                              -
Treasury stock                      -
Cumulative  nonredeemable
 preferred stock                   (11,090)
Cumulative redeemable
 preferred stock                    (7,500)
Cumulative special preferred stock (924)
Long-term debt less current mat.   (251,355)
Long-term Partnership Obligations         -
Current por. of adj. rate p. c. bonds     (31,500)
Notes payable                      (31,000)
Maturing long-term debt             (295)
Maturing Partnership Obligations          -
Accounts payable                   (27,338)
Notes payable to Assoc. Company           (1,400)
Dividends payable                      (123)
Accrued taxes                       (8,713)
Accrued interest                   (4,572)
Refunds to customers               (2,722)
Accrued coal liability                    -
Other accrued liabilities          (29,650)
Accumulated deferred income taxes  (116,373)
Accumulated deferred ITC           (21,706)
Regulatory liability - FAS 109      (1,614)
Post-retire. ben. oblig.
 oth. than pensions                (10,084)
Other liabilities                      (2,421)

                                    (852,326)

INCOME STATEMENT
 Operating Revenues
  Electric                         (276,479)
  Gas                              (96,251)

 Fuel for electric generation      74,860
 Purchased electric energy         8,295
 Cost of gas sold                  66,105
 Other                             56,139
 Maintenance                       29,641
 Depreciation and amortization     38,617
 Federal and state inc. tax.       24,034
 Property and other taxes          13,949
 AFUDC (other)                     5
 Interest                          (432)
 Other, net                        (3,098)
 Interest on long-term debt        18,432
 Amort. of prem., disc. & exp on debt     690
 Other interest                    1,577
 AFUDC (borrowed)                  (445)
 Preferred Dividend
 Req. of Subsidiary                1,097

NET INCOME                           (43,264)

Southern Indiana Gas and Electric Company
                           Combining Income Statement
                   For Twelve Months Ending December 31, 1996

                         (in thousands)

                                   SIGECO
Revenues                           372,729
Cost of Sales                        149,260

GROSS MARGIN ON REVENUES           223,469

Operating Expenses                 99,914
Depreciation and Amortization      38,617
Income Taxes                           23,849

OPERATING INCOME                   61,089

Interest                           18,432
Preferred Stock Dividends          1,097
Total Other (Income) Deductions    (184)

NET INCOME                         41,744




EXHIBIT B

Item No. Caption Heading              (in thousands)

1.       Total Assets                 $ 852,326
2.       Total Operating Revenues     $ 372,730
3.       Net Income                   $ 43,264